Exhibit 99.1

Robin Energy Ltd. Announces Vessel Acquisition, Doubling its Fleet

Limassol, Cyprus, July 10, 2025 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy” or the “Company”), an international ship-owning company providing energy transportation services globally, announces that it has entered into an agreement, through a wholly owned subsidiary, to acquire a 2015-built 5,000 cbm LPG Carrier vessel from Toro Corp. (“Toro”), a Nasdaq-listed entity controlled by our Chairman and Chief Executive Officer, for a purchase price of $18 million.

The terms of the transaction were approved by the independent and disinterested members of the Boards of Robin Energy and Toro, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Robin Energy and Toro.

The acquisition is expected to be concluded by taking delivery of the vessel during the third quarter of 2025 and is subject to the satisfaction of certain customary closing conditions. The Company expects to fund the acquisition with cash on hand.

Petros Panagiotidis, Chairman and Chief Executive Officer of Robin Energy, commented: “We have expanded our operations with a second vessel, which doubles the size of our fleet. We believe that the addition of this vessel to our fleet will be immediately accretive to our cash generating ability and is consistent with our growth-oriented strategy and our goal of increasing shareholder value.”

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. Upon completion of the above-mentioned transaction, the Company’s fleet will comprise of one LPG Carrier and one Handysize tanker vessel that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the completion, timing and benefits to the Company and shareholders of the vessel acquisition. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transaction discussed herein, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com